Mercedes-Benz Auto Lease Trust 2025-B
Investor Report
Collection Period Ended   31-Oct-2025

Amounts in USD

Dates

Collection Period No.	1			
Collection Period (from... to)	1-Sep-2025	31-Oct-2025		
Determination Date	13-Nov-2025			
Record Date	14-Nov-2025			
Payment Date	17-Nov-2025			
Interest Period of the Class A-1, A-2B Notes (from... to)	22-Oct-2025	17-Nov-2025	Actual/360 Days	26
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	22-Oct-2025	15-Nov-2025	30/360 Days	23

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	300,000,000.00	300,000,000.00	215,722,101.31	84,277,898.69	280.926329	0.719074
Class A-2A Notes	160,000,000.00	160,000,000.00	160,000,000.00	0.00	0.000000	1.000000
Class A-2B Notes	315,000,000.00	315,000,000.00	315,000,000.00	0.00	0.000000	1.000000
Class A-3 Notes	475,000,000.00	475,000,000.00	475,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	77,500,000.00	77,500,000.00	77,500,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,327,500,000.00**	**1,327,500,000.00**	**1,243,222,101.31**	**84,277,898.69**		
Overcollateralization	172,500,165.46	172,500,165.46	195,000,021.51			
Total Securitization Value	**1,500,000,165.46**	**1,500,000,165.46**	**1,438,222,122.82**			
present value of lease payments	720,980,956.19	720,980,956.19	663,802,989.57			
present value of Base Residual Value	779,019,209.27	779,019,209.27	774,419,133.25			

	Amount	Percentage
Initial Overcollateralization Amount	172,500,165.46	11.50%
Target Overcollateralization Amount	195,000,021.51	13.00%
Current Overcollateralization Amount	195,000,021.51	13.00%

Amounts in USD

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	84,277,898.69	280.926329
Class A-2A Notes	3.860000%	394,577.78	2.466111	394,577.78	2.466111
Class A-2B Notes	4.546750%	1,034,385.63	3.283764	1,034,385.63	3.283764
Class A-3 Notes	3.880000%	1,177,472.22	2.478889	1,177,472.22	2.478889
Class A-4 Notes	3.930000%	194,589.58	2.510833	194,589.58	2.510833
Total		**2,801,025.21**		**$87,078,923.90**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	1,425,000,157.19	1,425,000,157.19	1,363,222,114.55

Available 2025-B Collections

Lease Payments Received	61,119,474.25
Net Sales Proceeds-early terminations (incl Defaulted Leases)	29,892,568.10
Net Sales Proceeds-scheduled terminations	899,494.34
Excess wear and tear included in Net Sales Proceeds	6,646.60
Excess mileage included in Net Sales Proceeds	79,912.13
Subtotal	91,911,536.69
Repurchase Payments	73,292.26
Advances made by the Servicer	0.00
Investment Earnings	87,296.75
Total Available Collections	**92,072,125.70**

Distribution on the Exchange Note

(1) Total Servicing Fee	2,500,000.28
Nonrecoverable Advances to the Servicer	0.00
(2) Exchange Note Interest Distributable Amount (3.94%)	3,587,042.06
(3) Exchange Note Principal Distributable Amount	84,277,898.69
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
(5) Remaining Funds Payable	1,707,184.67
Total Distribution	**92,072,125.70**

Available Funds ABS Notes

Total Exchange Note Payments	87,864,940.75
Reserve Account Draw Amount	0.00
Total Available Funds	**87,864,940.75**

Distributions ABS Notes

(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	2,801,025.21
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	84,277,898.69
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	786,016.85
Total Distribution	**87,864,940.75**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	2,500,000.28	2,500,000.28	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	2,801,025.21	2,801,025.21	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	394,577.78	394,577.78	0.00
thereof on Class A-2B Notes	1,034,385.63	1,034,385.63	0.00
thereof on Class A-3 Notes	1,177,472.22	1,177,472.22	0.00
thereof on Class A-4 Notes	194,589.58	194,589.58	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	2,801,025.21	2,801,025.21	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	84,277,898.69	84,277,898.69	0.00
Principal Distribution Amount	84,277,898.69	84,277,898.69	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,750,000.41
Reserve Fund Amount - Beginning Balance	3,750,000.41
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	3,797.26
minus Net Investment Earnings	3,797.26
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,750,000.41
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	3,797.26
Net Investment Earnings on the Exchange Note	
Collection Account	83,499.49
Investment Earnings for the Collection Period	87,296.75

Notice to Investors

The fair value of the Notes and the Certificates on the Closing Date is summarized as follows:

Class A-1 Notes $296M (18.6%), Class A-2A Notes $160M (10.0%), Class A-2B Notes $315M (19.7%), Class A-3 Notes $475M (29.8%), Class A-4 Notes $77M (4.9%), Certificates $272M (17.1%), Total $1,596M (100.0%*). The Depositor must retain a percentage interest in the Certificates with a fair value of at least 5% of the aggregate fair value of the Notes and Certificates, or $79,776,562, according to Regulation RR.

*Percentages don't add up due to rounding.

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,500,000,165.46	29,593
Securitization Value beginning of Collection Period	1,500,000,165.46	29,593
Principal portion of lease payments	34,188,773.97	
Terminations- Early	25,275,492.30	
Terminations- Scheduled	638,782.90	
Repurchase Payment (excluding interest)	73,292.26	
Gross Losses	1,601,701.21	
Securitization Value end of Collection Period	1,438,222,122.82	28,986
Pool Factor	95.88%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	10.80%	10.80%
Weighted Average Remaining Term (months)	28.46	27.70
Weighted Average Seasoning (months)	12.25	13.03
Aggregate Base Residual Value	991,707,490.95	970,896,297.60
Cumulative Turn-in Ratio		47.74%
Proportion of base prepayment assumption realized life to date		256.76%
Actual lifetime prepayment speed		0.84%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	1,435,255,815.71	28,929	99.79%
31-60 Days Delinquent	2,584,162.19	50	0.18%
61-90 Days Delinquent	382,144.92	7	0.03%
91-120 Days Delinquent	0.00	0	0.00%
Total	1,438,222,122.82	28,986	100.00%

Delinquency Trigger		**5.684%**
60+ Delinquency Leases to EOP Aggregate Securitization Value		0.027%
Delinquency Trigger occurred		No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

	Current		Cumulative	
Credit Loss	**Amount**	**Number of Leases**	**Amount**	**Number of Leases**
Securitization Value of Defaulted Leases, Beg of Collection Period	1,276,913.72	27	1,276,913.72	27
Liquidation Proceeds	1,197,581.27		1,197,581.27	
Recoveries	0.00		0.00	
Principal Net Credit Loss / (Gain)	79,332.45		79,332.45	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	0.032%
Prior Collection Period	NA
Second Prior Collection Period	NA
Third Prior Collection Period	NA
Four Month Average	0.032%

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value	0.005%
Average Net Credit Loss / (Gain)	2,938.24

	Current		Cumulative	
Residual Loss	**Amount**	**Number of Leases**	**Amount**	**Number of Leases**
Securitization Value of Liquidated Leases, Beg of Collection Period	26,239,062.69	579	26,239,062.69	579
Sales Proceeds and Other Payments Received	29,650,301.82		29,650,301.82	
Residual Loss / (Gain)	(3,411,239.13)		(3,411,239.13)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(1.393)%
Prior Collection Period	NA
Second Prior Collection Period	NA
Third Prior Collection Period	NA
Four Month Average	(1.393)%

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value	(0.227)%
Average Residual Loss / (Gain)	(5,891.60)